
SEC MAIL PROCESSING
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FEB 26 2007
WASH. D.C. SECTION
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SEC 07001486 ISSION

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 40005

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2006 (MM/DD/YY) AND ENDING December 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Falcon Research, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

33 N. Garden Avenue, Suite 770
(No. and Street)

Clearwater	FL	33755
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kimberly A. Schuster (650) 853 - 0837
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc. Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 170	Northridge	CA	91324
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 08 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kimberly A. Schuster, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Falcon Research, Inc., as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public



KRISTEN JOHANSEN
Commission # 1473772
Notary Public - California
Santa Clara County
My Comm. Expires Mar 2, 2008

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BREARD & ASSOCIATES, INC.

Certified Public Accountants

Independent Auditor's Report

Board of Directors
Falcon Research, Inc.:

We have audited the accompanying statement of financial condition of Falcon Research, Inc. (the Company) as of December 31, 2006, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Falcon Research, Inc. as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Commission of 1934. Such information has been subject to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respect in relation to the basic financial statements taken as a whole.



Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
January 17, 2007

We Focus & Care SM

9221 Corbin Avenue, Suite 170
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924

2101 Telegraph Avenue, Suite B
Oakland, California 94612
(510) 893-8080 • baicpa.com

Falcon Research, Inc.
Statement of Financial Condition
December 31, 2006

Assets

Cash	$ 18,390
Deposit with clearing organization	94,231
Receivable from clearing organization	97,058
Marketable securities, at market value	20,555
Receivable from related parties	17,171
Furniture, equipment, and leasehold improvements, net	22,656
Other assets	1,252
Total assets	$ 271,313

Liabilities and Stockholder's Equity

Liabilities	
Accounts payable and accrued expenses	$ 38,446
Payable to clearing organization	16,368
Total liabilities	54,814
Stockholder's equity	
Common stock, no par value, 500,000 shares authorized, 83,113 shares issued and outstanding	261,139
Accumulated deficit	(44,640)
Total stockholder's equity	216,499
Total liabilities and stockholder's equity	$ 271,313

The accompanying notes are an integral part of these financial statements.

Falcon Research, Inc.
Statement of Operations
For the Year Ended December 31, 2006

Revenues	
Commissions	$ 1,126,527
Management fees	68,560
Net dealer inventory and investment gains (losses)	(56,175)
Other income	15,385
Total revenues	1,154,297
Expenses	
Employee compensation and benefits	402,660
Commissions, clearing fees and floor brokerage	409,557
Professional fees	50,599
Occupancy & equipment rental	107,551
Taxes, other than income taxes	28,046
Other operating expenses	296,305
Total expenses	1,294,718
Net income (loss) before income taxes	(140,421)
Income tax provision	800
Net income (loss)	$ (141,221)

The accompanying notes are an integral part of these financial statements.

Falcon Research, Inc.
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2006

	Common Stock	Retained Earnings (Accumulated Deficit)	Total
Balance at December 31, 2005	$ 261,139	$ 96,581	$ 357,720
Net income (loss)	–	(141,221)	(141,221)
Balance at December 31, 2006	$ 261,139	$ (44,640)	$ 216,499

The accompanying notes are an integral part of these financial statements.

Falcon Research, Inc.
Statement of Cash Flows
For the Year Ended December 31, 2006

Cash flows from operating activities:		
Net income (loss)		$ (141,221)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Depreciation	$ 18,335	
(Increase) decrease in:		
Deposit with clearing organization	22,543	
Receivable from broker and dealer	(6,672)	
Marketable securities, at market value	90,570	
Receivable from related parties	(1,979)	
(Decrease) increase in:		
Accounts payable and accrued expense	(3,873)	
Payable to clearing organization	16,368	
Total adjustments		135,292
Net cash provided by (used in) operating activities		(5,929)
Cash flows from investing activities:		
Purchase of furniture & equipment	(2,536)	
Net cash provided by (used in) investing activities		(2,536)
Cash flows from financing activities:		-
Net increase (decrease) in cash		(8,465)
Cash at beginning of year		26,855
Cash at end of year		$ 18,390
Supplemental disclosure of cash flow information:		
Cash paid during the year for:		
Interest	$ 5,578	
Income taxes	$ 800	

The accompanying notes are an integral part of these financial statements.

Falcon Research, Inc.
Notes to Financial Statements
December 31, 2006

Note 1: GENERAL & SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Falcon Research, Inc. (the "Company") was incorporated in the State of California on November 8, 1983. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, a member of the National Association of Securities Dealers, Inc. ("NASD") and the Securities Investors Protection Corporation ("SIPC").

The Company does not hold customer funds or securities and conducts business on a fully disclosed basis, whereby all transactions are cleared by another broker/dealer.

The Company primarily earns commissions through the sale of equities. The Company also provides investment banking services by engagement and trades securities for its own account.

In the latter part of 2004, the Company elected to move its Office of Supervisory Jurisdiction to Clearwater, Florida. The move occurred in January 2005. In order to register the Company to conduct business in the state of Florida, the Company was required to register a new corporation name, Falcon Research of Tampa Bay, Inc., and then file to operate in Florida under to name Falcon Research Inc.

In the normal course of business, the Company's customer activities involve the execution and settlement of various customers securities and financial instrument transactions. These activities may expose the Company to off-balance-sheet credit risk in the event the customer is unable to fulfill its contractual obligations.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Receivable from brokers and dealers are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

Securities transactions are recorded on a trade date basis for both the Company's customers and the Company. Marketable securities owned by the Company are accounted for at market value, with market value based on current published market prices. The resulting difference between cost and market (or fair value) is included in income.

Note 1: GENERAL & SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Other income includes interest, dividend, and rent income earned from subleasing a portion of the Company's office space in Florida.

Furniture, equipment, and leasehold improvements are stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized. Property and equipment are depreciated over their estimated useful lives of five (5) years by the straight-line method.

The Company, with the consent of its Stockholder, has elected to be an S Corporation and accordingly has its income taxed under Section 1362 of the Internal Revenue Code, which provides that in lieu of corporate income taxes, the Stockholder is taxed on the Company's taxable income. Therefore, no provision or liability for Federal Income Taxes is included in these financial statements. The State of California has similar regulations, although there exists a provision for a minimum Franchise Tax and a tax rate of 1.5% over the minimum Franchise Fee of $800.

The Company has elected to report the statement of changes in stockholder's equity without disclosing the accumulated adjustment account and other equity accounts pertinent to an S Corporation. There is no financial impact to these financial statements.

Note 2: DEPOSITS WITH CLEARING ORGANIZATION

The Company has a brokerage agreement with Penson Financial Services, Inc. ("Clearing Broker") to carry its account and the accounts of its customers as customers of the Clearing Broker. The Clearing Broker has custody of the Company's cash balances which serve as collateral for any amounts due to the Clearing Broker as well as collateral for securities sold short or securities purchased on margin. Interest is paid monthly on these cash deposits at the average overnight repurchase rate. The balance at December 31, 2006 includes interest earned for a deposit total of $94,231.

Note 3: MARKETABLE SECURITIES, AT MARKET

Marketable securities, at market value consist of corporate stocks. At December 31, 2006, the stocks are recorded at their fair market value of $20,555. The accounting for the mark-to-market on the proprietary trading is included in net dealer inventory and investment gains (losses) account as net unrealized losses of $3,401, and net realized losses of $52,774.

Note 4: PAYABLE TO CLEARING ORGANIZATION

As discussed in the Deposits at Clearing Organization (Note 2), the Company conducts securities transactions in its proprietary account at the Clearing Broker on margin. Margin interest expense was $5,578 and the margin balance was $16,368 for the year ended December 31, 2006.

Note 5: FURNITURE, EQUIPMENT AND LEASEHOLDS, NET

Furniture, equipment and leaseholds are recorded at cost and summarized by major classifications as follows:

		Depreciable Life Years
Furniture & equipment	$ 192,729	5
Leasehold improvements	5,917	5
	198,646	
Less: accumulated depreciation	(175,990)	
Furniture, equipment and leaseholds, net	$ 22,656	

Depreciation expense for the year ended December 31, 2006 was $18,335.

Note 6: INCOME TAXES

As discussed in the Summary of Significant Accounting Policies (Note 1), the Company has elected the S Corporate tax status, therefore no federal income tax provision is provided. The tax provision provided is the California franchise tax minimum of $800.

Note 7: RELATED PARTY TRANSACTIONS

The Company shares office space, services and common personnel with Feshbach Investment, LLC, an affiliate through common ownership. There is no allocation of expenses for rent, equipment and certain common personnel services in the Company's main office.

Periodic short-term advances are also made to and from Feshbach Investment, LLC and employees. As of December 31, 2006, $17,171 was due from the related parties.

Note 8: OCCUPANCY AND EQUIPMENT RENTAL

The Company leases its office space and certain equipments under operating lease expiring at various dates through the year 2007. As of December 31, 2006 the Company incurred $107,551 in rent and lease expense.

Note 9: CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

Note 10: RECENTLY ISSUED ACCOUNTING STANDARDS

In June 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The evaluation of a tax position in accordance with FIN 48 is a two-step process. The first step is to determine whether it is more-likely-than-not that a tax position will be sustained upon examination based on the technical merits of the position. The second step is measurement of any tax position that meets the more-likely--than-not recognition threshold to determine the amount of benefit to recognize in the financial statements. The tax position is measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. FIN 48 also provides guidance on the de-recognition of uncertain positions, financial statement classification, accounting for interest and penalties, accounting for interim periods and new disclosure requirements. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company is currently evaluating the impact that the adoption of FIN 48 will have on its financial position and results of operations. However, the impact is not expected to be material.

In September 2006, the FASB issued Statement of Accounting Financial Standards ("SFAS") No. 157, "Fair Value Measurements" ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007. The company is currently evaluating the new standard. However, adoption of SFAS 157 is not expected to have a material effect on the Company's financial statements.

Note 10: RECENTLY ISSUED ACCOUNTING STANDARDS (Continued)

In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements Nos. 87, 106, and 132(R)" ("SFAS 158"). SFAS 158 requires companies to recognize on a prospective basis the funded status of their defined benefit pension and postretirement plans as an asset or liability and to recognize changes in that funded status in the year in which the changes occur as a component of other comprehensive income, net of tax. The effective date of the pronouncement is a function of whether the Company's equity securities are traded publicly. If the entity has publicly traded securities, the effective date is for fiscal years ending after December 15, 2006. Entities without publicly traded securities must adopt the standard for fiscal years ending after June 15, 2007. The company is currently evaluating the new standard. However, adoption of SFAS 158 is not expected to have a material effect on the Company's financial statements.

Note 11: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2006, the Company had net capital of $172,337, which was $72,337 in excess of its required net capital of $100,000; and the Company's ratio of aggregate indebtedness ($54,814) to net capital was 0.32 to 1, which is less than the 15 to 1 maximum ratio allowed of a broker/dealer.

Note 12: RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS

There is a difference of $253 between the computation of net capital under net capital Sec. Rule 15c3-1 and the corresponding unaudited focus part IIA.

Net capital per unaudited schedule		$ 172,084
Adjustments:		
Haircuts on undue concentration	$ 252	
Rounding	1	
Total adjustments		253
Net capital per audited statements		$ 172,337

Falcon Research, Inc.
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of December 31, 2006

Computation of net capital		
Stockholder's equity		
Common stock	$ 261,139	
Accumulated deficit	(44,640)	
Total stockholder's equity		$ 216,499
Less: Non-allowable assets		
Receivable from related parties	(17,171)	
Furniture, equipment & leasehold improvements, net	(22,656)	
Other assets	(1,252)	
Total adjustments		(41,079)
Net capital before haircuts		175,420
Less: Adjustments to net capital		
Haircuts on securities	(3,083)	
Total adjustments to net capital		(3,083)
Net capital		172,337
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ 3,654	
Minimum dollar net capital required	100,000	
Net capital required (greater of above)		100,000
Excess net capital		$ 72,337
Ratio of aggregate indebtedness to net capital	0.32: 1	

There was a difference of $253 between net capital shown here and net capital as reported on the Company's unaudited Form X-17A-5 report dated December 31, 2006. See Note 12.

See independent auditor's report.

Falcon Research, Inc.
Schedule II - Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
As of December 31, 2006

A computation of reserve requirements is not applicable to Falcon Research, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

See independent auditor's report.

Falcon Research, Inc.
Schedule III - Information Relating to Possession or Control
Requirements Under Rule 15c3-3
As of December 31, 2006

Information relating to possession or control requirements is not applicable to Falcon Research, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

See independent auditor's report.

Falcon Research, Inc.

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended December 31, 2006

BREARD & ASSOCIATES, INC.
Certified Public Accountants

Board of Directors
Falcon Research, Inc.:

In planning and performing our audit of the financial statements of Falcon Research, Inc. (the Company), as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

We Focus & Care℠

9221 Corbin Avenue, Suite 170
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924

2101 Telegraph Avenue, Suite B
Oakland, California 94612
(510) 893-8080 • baicpa.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than that inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
January 17, 2007

END